AMENDED AND RESTATED EXHIBIT A

dated August 21, 2019

to

FROST FAMILY OF FUNDS

Shareholder Services Plan

dated February 25, 2019

Shareholder Services Fees

Fund	Class of Shares	Maximum Shareholder Services Fee
Frost Total Return Bond Fund	A Class Shares	0.15%
Frost Credit Fund	A Class Shares	0.15%
Frost Global Bond Fund	A Class Shares	0.15%